January 15, 2021

VIA EDGAR

Mr. Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Amendment No. 7 to Registration Statement on Form F-1
Filed December 23, 2020
File No. 333-235727

Dear Mr. Gabor:

This letter is in response to the letter dated January 14, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (“Amendment No.8”) is being filed to accompany this letter.

Amendment No. 7 to Form F-1 filed December 23, 2020

Executive Compensation, page 91

1.       Please update your executive compensation information for the most recently completed fiscal year ended October 31, 2020.

In response to the Staff’s comment, we have updated executive compensation information for the most recently completed fiscal year ended October 31, 2020 on page 91 of Amendment No.8.

2.       We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F as well as Instruction 2 to Item 8.A.4 of the Form 20-F. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months. This requirement may be waived in cases where you can represent that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. We also remind you that this representation must be filed as an exhibit to the registration statement.

We acknowledge the Staff’s comment, and have included a representation per the Instruction to Item 8.A.4:2. as exhibit 99.8 to Amendment No.8., that we are not required to comply with the requirement provided in Item 8.A.4 of the Form 20-F in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name: Zhe Wang
Title: Chief Executive Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC